4-30-02


SEC MAIL PROCESSING
RECEIVED
MAY 09 2002
WASH. D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




02033168

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

1092153.1

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated April 29, 2002.

Item 1

Monday April 29, 9:09 am Eastern Time

Press Release

SOURCE: Magic Software Enterprises

Today's News On The Net - Business Wire's full file on the Internet

Magic Software Enterprises and GFI Informatique Announce Strategic Partnership

Companies Work Together To Bring Customers Competitive Business Enabling Solutions

IRVINE, Calif.--(BUSINESS WIRE)--April 29, 2002--Magic Software Enterprises (Nasdaq:MGIC - news), a leading provider of application development technology and business solutions and GFI Informatique, a leading provider of consultancy and information technology services to the European markets, announced today the signing of a strategic partnership agreement. This partnership agreement reflects the close relationship that has been established between the two companies to provide customers with comprehensive business solutions and tailored applications, based on the Magic eDeveloper (www.magicsoftware.com/edeveloper) application development environment and the Magic eMerchant (www.magicsoftware.com/emerchant) eBusiness platform.

"We have been working with Magic Software and the Magic eDeveloper environment and have had good success already in a number of projects," said Jacques Tordjman, Chairman and CEO of GFI Informatique. "Through our strategic partnership with Magic Software, we can introduce our clients to a new, innovative product that can integrate existing legacy data with the latest information technology for rapid return on investment in application development projects."

The cooperation between Magic Software and GFI includes the management and implementation of large projects around Magic eDeveloper, as well as the implementation of projects based on applications from Magic Solution Partners (MSPs). In addition, GFI will host eBusiness applications developed with Magic eMerchant.
"We have been impressed not only by the quality of the products and levels of support that we receive from Magic Software, " continued Tordjman, "but also the relationships that we have built with the management of the company."

GFI Informatique, with a staff of 8,000 around Europe, covers all stages in the information system life cycle. It offers customers its expertise and an extensive range of services in consultancy, system engineering and integration, software applications, and system management. GFI designs, develops, implements and administers high value-added applications primarily for large companies, government agencies and local authorities.

"We look forward to increasing the cooperation we have started with GFI," said Menachem Hasfari, CEO of Magic Software Enterprises. "GFI Informatique is a highly prestigious, European consulting and services organization. We will work closely with

GFI to develop new business and provide comprehensive business solutions to customers across Europe."

About the GFI Informatique Group

GFI Informatique is a European company providing consultancy and services in information and communication technologies to large businesses and large national and international organizations. GFI Informatique's services are divided into four categories: consulting (8%), engineering and systems integration (59%), software editing (14%) and outsourcing (19%). Present across twelve countries, GFI Informatique realized in 2001 a turnover of 607.1 million Euros, of which 42% was produced outside France.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Systems group (Nasdaq:FORTY - news), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone 949/250-1718, fax 949/250-7404, http://www.magicsoftware.com.

Formula Systems is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

Magic Software Enterprises
David Leichner, 949/253-9299
davidl@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)



By________________________
Menahem Hasfari
Chief Executive Officer

Date: May 2, 2002